19-12-02 09:12 FRÅN-SVENSKA CELLULOSA AB INFO DEP +086788130 T-687 P.01/02 F-301

File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
E-103 97 STOCKHOLM
weden
l +46 8-788 51 00
x +46 8-678 81 30
w.sca.com

02060645

SUPPL

SCA

Date	19 December 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	2

02 DEC 19 AM 8:52

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "SCA invests for increased competitiveness", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Carin Posse

Peter Nyquist /Carin Posse

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Encl.

dlw 12/23

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

SCA invests for increased competitiveness

SCA is carrying out investments to increase competitiveness in the Swedish sawmill operations and German packaging operations.

To further optimize coordination between the sawmill operations in SCA and the associated company Scaninge, SCA intends to acquire Scaninge's sawmill operations. The price for the four sawmills (Bollsta, Vilhelmina, Rundvik and Graningebruk) amounts to SEK 270 M, to which will be added separate remuneration for existing working capital. SCA's original ownership interest in Scaninge was 41 percent, which was increased to 59 percent in May 2001. The voting rights in the company have been equally distributed between Graninge and SCA from the start. SCA intends to retain its holding in Scaninge, whose future activities will be solely limited to forestry operations.

The operating surplus in the units to be consolidated through the transaction is expected this year to amount to nearly SEK 90 M. The calculated CVA index for the acquisition is 1.3 and, accordingly, exceeds SCA's return requirement by 30 percent. After the acquisition, which requires the approval of the competition authorities, SCA's sawmill capacity will amount to 1.4 million cubic meters.

Within the packaging operations, SCA will carry out investments at the corrugated board plant in Minden, Germany. The plant produces 110 million square meters of corrugated packaging annually, making it one of SCA's largest packaging units. To significantly increase productivity in the plant, the facility will be provided a new corrugated board machine, new converting equipment and changes that result in a more efficient product flow through the plant. The investments, which are comparable to the investment measures taken at SCA's plants in Värnamo, Sweden, and Grenå, Denmark, will result in reduced costs and at the same time product quality can be further increased.

The investments amount to SEK 161 M and yield a CVA index of 2.0 and, accordingly, exceed SCA's return requirement by 100 percent.

Stockholm, 19 December 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information please contact:

Jan Åström, President and CEO. Phone +46 70-586 07 01
Peter Nyquist, Senior Vice President Communications and Investor Relations. Phone +46 70-575 29 06

File No. 82-763

Date	19 December 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	2

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "SCA invests for increased competitiveness", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Carin Posse

Peter Nyquist /Carin Posse

Encl.

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

SCA invests for increased competitiveness

SCA is carrying out investments to increase competitiveness in the Swedish sawmill operations and German packaging operations.

To further optimize coordination between the sawmill operations in SCA and the associated company Scaninge, SCA intends to acquire Scaninge's sawmill operations. The price for the four sawmills (Bollsta, Vilhelmina, Rundvik and Graningebruk) amounts to SEK 270 M, to which will be added separate remuneration for existing working capital. SCA's original ownership interest in Scaninge was 41 percent, which was increased to 59 percent in May 2001. The voting rights in the company have been equally distributed between Graninge and SCA from the start. SCA intends to retain its holding in Scaninge, whose future activities will be solely limited to forestry operations.

The operating surplus in the units to be consolidated through the transaction is expected this year to amount to nearly SEK 90 M. The calculated CVA index for the acquisition is 1.3 and, accordingly, exceeds SCA's return requirement by 30 percent. After the acquisition, which requires the approval of the competition authorities, SCA's sawmill capacity will amount to 1.4 million cubic meters.

Within the packaging operations, SCA will carry out investments at the corrugated board plant in Minden, Germany. The plant produces 110 million square meters of corrugated packaging annually, making it one of SCA's largest packaging units. To significantly increase productivity in the plant, the facility will be provided a new corrugated board machine, new converting equipment and changes that result in a more efficient product flow through the plant. The investments, which are comparable to the investment measures taken at SCA's plants in Värnamo, Sweden, and Grenå, Denmark, will result in reduced costs and at the same time product quality can be further increased.

The investments amount to SEK 161 M and yield a CVA index of 2.0 and, accordingly, exceed SCA's return requirement by 100 percent.

Stockholm, 19 December 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information please contact:

Jan Åström, President and CEO. Phone +46 70-586 07 01
Peter Nyquist, Senior Vice President Communications and Investor Relations. Phone +46 70-575 29 06

File No. 82-763

Date	19 December 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	2

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "SCA invests for increased competitiveness", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist /Carin Posse

Encl.

INFORMATION

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

SCA invests for increased competitiveness

SCA is carrying out investments to increase competitiveness in the Swedish sawmill operations and German packaging operations.

To further optimize coordination between the sawmill operations in SCA and the associated company Scaninge, SCA intends to acquire Scaninge's sawmill operations. The price for the four sawmills (Bollsta, Vilhelmina, Rundvik and Graningebruk) amounts to SEK 270 M, to which will be added separate remuneration for existing working capital. SCA's original ownership interest in Scaninge was 41 percent, which was increased to 59 percent in May 2001. The voting rights in the company have been equally distributed between Graninge and SCA from the start. SCA intends to retain its holding in Scaninge, whose future activities will be solely limited to forestry operations.

The operating surplus in the units to be consolidated through the transaction is expected this year to amount to nearly SEK 90 M. The calculated CVA index for the acquisition is 1.3 and, accordingly, exceeds SCA's return requirement by 30 percent. After the acquisition, which requires the approval of the competition authorities, SCA's sawmill capacity will amount to 1.4 million cubic meters.

Within the packaging operations, SCA will carry out investments at the corrugated board plant in Minden, Germany. The plant produces 110 million square meters of corrugated packaging annually, making it one of SCA's largest packaging units. To significantly increase productivity in the plant, the facility will be provided a new corrugated board machine, new converting equipment and changes that result in a more efficient product flow through the plant. The investments, which are comparable to the investment measures taken at SCA's plants in Värnamo, Sweden, and Grenå, Denmark, will result in reduced costs and at the same time product quality can be further increased.

The investments amount to SEK 161 M and yield a CVA index of 2.0 and, accordingly, exceed SCA's return requirement by 100 percent.

Stockholm, 19 December 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information please contact:

Jan Åström, President and CEO. Phone +46 70-586 07 01
Peter Nyquist, Senior Vice President Communications and Investor Relations. Phone +46 70-575 29 06